Exhibit 1

FOR IMMEDIATE RELEASE	30 August 2012

| 2012 Interim Results

■	Billings up over 1% at £21.7 billion
■	Reportable revenues up 5.5% to almost £5.0 billion
■	Constant currency revenue up almost 7%
■	Like-for-like revenue up 3.6%
■	Operating margin of 11.5% up 0.5 margin points and 0.7 margin points like-for-like
■	Headline profit before interest and tax £570 million up over 10% and over 13% in constant currency
■	Headline profit before tax £467 million up almost 12% and over 17% in constant currency
■	Profit before tax £358 million up 7% reflecting higher re-measurement gains in previous year and up over 13% in constant currency
■	Headline diluted earnings per share of 25.8p up over 13% and over 18% in constant currency
■	Dividends per share of 8.80p up 18%
■	Return to the UK subject to share owner approval in December

Key figures

£ million	H1 2012	Δ reported[1]	Δ constant[2]	% revenues	H1 2011	% revenues
Revenue	4,972	5.5%	6.8%	-	4,713	-
Gross Margin	4,568	4.9%	6.1%	-	4,353	-
Headline EBITDA[3]	682	10.0%	13.0%	13.7%	620	13.2%
Headline PBIT[4]	570	10.1%	13.5%	11.5%	518	11.0%
EPS headline diluted[5]	25.8p	13.2%	18.6%	-	22.8p	-
Diluted EPS[6]	21.6p	19.3%	26.1%	-	18.1p	-
Dividends per share	8.80p	18.0%	18.0%	-	7.46p	-

First-half and Q2 highlights

■	Billings increased by 1.2% to £21.651bn
■	Revenue growth of 5.5%, with like-for-like growth of 3.6%, 3.2% growth from acquisitions and -1.3% from currency. Q2 slightly softer than Q1
■

Growth in all regions and business segments with Q2 improvement in the UK and the faster growing markets offset by slower growth in the mature markets of the USA and Western Continental Europe. Continuing double-digit growth from South East Asia, Latin America and Africa

■

Like-for-like gross margin growth lower than revenue growth by 0.3 percentage points at 3.3%, partly due to stronger comparatives and changes in technology and increased pricing pressure, particularly in consumer insight

[1]	Percentage change in reported sterling
[2]	Percentage change at constant currency rates
[3]	Headline earnings before interest, tax, depreciation and amortisation
[4]	Headline profit before interest and tax
[5]	Diluted earnings per share based on headline earnings
[6]	Diluted earnings per share based on reported earnings

■	Headline EBITDA growth of 10% delivered by organic revenue growth and by 0.5 margin point improvement with operating costs (+4%) rising less than revenues
■	Headline PBIT increase of 10% with PBIT margin also rising by 0.5 points
■	Gross margin margins, probably a more accurate competitive comparator, up 0.6 margin points to 12.5%
■	Headline diluted EPS up 13% resulting in 18% higher first interim ordinary dividend of 8.80p, in line with the Company’s objective of reaching a 40% pay-out ratio, in the medium term
■	Average net debt increased by £307m (+12%) to £2.898bn compared to last year, but continuing to reflect an improvement of approximately £200 million in working capital since the beginning of the year
■

Creative excellence recognised again in 2012 with the award of the Cannes Lion to WPP for the most creative Holding Company for the second consecutive year since its initiation and another to Ogilvy & Mather Worldwide for the most creative agency network

Current trading and outlook

■	July 2012 | Revenues up over 3% like-for-like for month, with year-to-date similar to the first half
■

FY 2012 quarter 2 revised forecast | Slight reduction in like-for-like revenue growth from the quarter 1 revised forecast, with first and second half more balanced and headline operating margin target, as previously, of 14.8% up 0.5 margin points

■

Focus in 2012 | 1. Revenue growth from leading position in both faster growing geographic markets and digital, “horizontality”, premier parent company creative position, new business strength and strategically targeted acquisitions; 2. Continued emphasis on balancing revenue growth with headcount increases and improvement in staff costs/revenue ratio to enhance operating margins

■

Long-term targets reaffirmed | Above industry revenue growth due to geographically superior position in new markets and functional strength in new media and consumer insight, including data analytics and application of new technology; improvement in staff cost/revenue ratio of 0.3 to 0.6 points p.a. depending on revenue and gross margin growth; operating margin expansion of 0.5 margin points or more; and PBIT growth of 10% to 15% p.a. from margin expansion and from strategically targeted small and medium-sized acquisitions

In this press release not all of the figures and ratios used are readily available from the unaudited interim results included in Appendix 1. Where required, details of how these have been arrived at are shown in the Appendices.

Review of group results

Revenues

Revenue analysis

£ million	2012	Δ reported	Δ constant[7]	Δ LFL[8]	acquisitions	2011
First quarter	2,392	7.6%	7.4%	4.0%	3.4%	2,223
Second quarter	2,580	3.6%	6.2%	3.2%	3.0%	2,490
First half	4,972	5.5%	6.8%	3.6%	3.2%	4,713

Billings were up 1.2% at £21.651 billion. Estimated net new business billings of £2.475 billion ($3.960 billion) were won in the first half of the year, more than double that in the first half of last year, placing the Group first in all leading net new business tables. The Group continues to benefit from consolidation trends in the industry, winning assignments from existing and new clients, including several very large industry-leading advertising, digital and media assignments, the full benefit of which will be seen in Group revenues later in 2012 and in 2013.

Reportable revenue was up 5.5% at £4.972 billion. Revenue on a constant currency basis was up 6.8% compared with last year, chiefly reflecting the strength of the pound sterling against the euro and against certain BRIC9 and Next 119 currencies, partly offset by the weakness of the pound sterling against the US dollar. As a number of our competitors report in US dollars and in euros, appendices 2 and 3 show WPP’s interim results in reportable US dollars and euros respectively. This shows that US dollar reportable revenues were up 2.9% to $7.844 billion, which compares with the $6.868 billion of our closest competitor and euro reportable revenues were up 11.5% to €6.049 billion, which compares with €3.084 billion of our nearest European-based competitor.

On a like-for-like basis, which excludes the impact of acquisitions and currency, revenues were up 3.6% in the first half, with gross margin up 3.3%. In the second quarter, like-for-like revenues were up 3.2%, less than the first quarter 4.0%, with gross margin up 2.6%, following 4.0% in the first quarter. Data continues to reflect increased advertising and promotional spending – with the former tending to grow faster than the latter, which from our point of view is more positive – across most of the Group’s major geographic and functional sectors. Quarter two saw a continuation of the strength of advertising spending in fast moving consumer goods, especially. Nonetheless, clients understandably continue to demand increased effectiveness and efficiency, i.e. better value for money. Although corporate balance sheets are much stronger than pre-Lehman and confidence is higher as a result, the Eurozone, Middle East, China hard or soft landing and US deficit uncertainties demand caution. The $2 trillion net cash lying virtually idle in those balance sheets, seems destined to remain so.

Operating profitability

Headline EBITDA was up 10.0% to £682 million and up 13.0% in constant currencies. Headline operating profit was up 10.1% to £570 million from £518 million and up 13.5% in constant currencies, now well over half a billion pounds sterling. It should be noted that our profitability tends to be more skewed to the second half of the year compared with our competitors.

[7]	Percentage change at constant currency exchange rates
[8]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[9]	See definitions on page 6

Headline operating margins were up 0.5 margin points to 11.5% compared to 11.0% in the first half of last year, in line with the Group’s full year margin target of a 0.5 margin point improvement. On a like-for-like basis, operating margins were up 0.7 margin points. Headline gross margin margins were up 0.6 margin points to 12.5%.

Given the significance of consumer insight revenues to the Group, gross margin margins are probably a more meaningful measure of competitive margin performance. All these margin comparisons can be regarded as “clean” margin increases that are not impacted by the “one-off” provisions, that seem to be increasingly common within our industry.

On a reported basis, operating margins, before all incentives10, were 14.0%, up 0.1 margin points, compared with 13.9% last year. Like-for-like operating margins, before all incentives10, were up 0.3 margin points to 14.1%. The Group’s staff cost to revenue ratio, including incentives, increased by 0.4 margin points to 61.1% compared with 60.7% in the first half of 2011. This reflected the impact of increasing staff numbers in the second half of 2011 and increasing investment, mostly in existing talent, particularly in the faster growing geographic and functional markets, as like-for-like revenues and gross margin continued to increase significantly.

On the same basis, the Group’s staff cost to revenue ratio, excluding incentives, increased by 0.9 margin points to 58.6% from 57.7%.

Operating costs

During 2011, the Group continued to benefit from containing operating costs, with improvements across most categories, particularly direct, property, commercial and office costs.

In the first half of 2012, reported operating costs11 rose by 5.0% and by 6.0% in constant currency, compared with reported revenue growth of 5.5% and constant currency growth of 6.8%. Reported staff costs excluding all incentives rose by 7.0% and by 8.0% in constant currency. Incentive costs amounted to £127.4 million or 19.0% of headline operating profits before incentives and income from associates, compared to £139.3 million last year, or 22.0%, a decrease of £11.9 million or 8.5%. Target incentives are set at 15% of operating profit before bonus and taxes, maximum at 20% and super-maximum at 25% in some instances.

On a like-for-like basis, the average number of people in the Group, excluding associates, was 113,311 in the first half of the year, compared to 110,365 in the same period last year, an increase of 2.7%. On the same basis, the total number of people in the Group, excluding associates, at 30 June 2012 was 113,761 compared to 111,960 at 30 June 2011, an increase of 1,801 or 1.6%, reflecting careful control of headcount increases. On the same basis revenues increased 3.6% and gross margin 3.3%.

Interest and taxes

Net finance costs (excluding the revaluation of financial instruments) were up slightly at £103.2 million compared to £100.9 million in 2011, an increase of £2.3 million, reflecting higher long-term funding costs and higher levels of average net debt.

The tax rate on headline profit before tax was 22.0% (2011 22.0%). This excludes the impact of the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items. The tax rate on reported profit before tax was 14.2% (2011 21.4%).

[10]	Short and long-term incentives and the cost of share-based incentives
[11]

Includes direct costs, but excluding goodwill impairment, amortisation and impairment of acquired intangibles, investment gains and write-downs and gains on re-measurement of equity interests on acquisition of controlling interest

Earnings and dividend

Headline profit before tax was up 11.9% to £467 million from £417 million, or up 17.1% in constant currencies.

Reported profit before tax rose by 7.0% to £358 million from £334 million, principally reflecting lower re-measurement gains on step-ups in associates than in 2011. In 2011, reported profit before tax rose by 37%, to £334 million, partly driven by gains on re-measurement. In constant currencies, reported profit before tax, for the first half of 2012, rose by 13.4%.

Profits attributable to share owners rose by 20.4% to £278 million from £231 million.

Diluted headline earnings per share rose by 13.2% to 25.8p from 22.8p. In constant currencies, earnings per share on the same basis rose by 18.6%. Diluted reported earnings per share were up 19.3% to 21.6p and up 26.1% in constant currencies.

In line with the statement made in the Group’s 2010 Preliminary Results, announcing the objective to raise the dividend pay-out ratio from around a third to 40%, the Board declares an increase of 18% in the first interim dividend to 8.80p per share, 500 basis points greater than the growth in diluted earnings per share, in line with previous practice. The dividend pay-out ratio for the first half is, therefore, 34%, reflecting the stronger weighting of the second interim dividend. The record date for the first interim dividend is 12 October 2012, payable on 12 November 2012.

Following share owner approval at the Company’s General Meeting in 2011, the Board has put in place a Scrip Dividend Scheme, which enables share owners to elect to receive new fully paid ordinary shares in the Company instead of cash dividends. This scheme commenced with the second interim dividend for 2010.

The Company continues to operate the Dividend Access Plan, which allows share owners who have elected (or, by virtue of holding 100,000 or fewer shares, are deemed to have elected) to participate in the plan to receive cash dividends from a UK source without being subject to any Irish or UK withholding taxes.

The United Kingdom Coalition Government has now enacted legislation covering the taxation of foreign profits from 2013. This will mean that, at least for the life of this Government, there will be no tax cost to the Group by returning its Headquarters to the United Kingdom from Ireland. The decision to return to the United Kingdom has already been approved by the Board and will require share owners consent at an EGM planned for early December 2012. Unfortunately, one of the consequences of the change in domicile is the loss of the scrip dividend alternative, which will affect UK tax-paying individual share owners the most.

Further details of WPP’s financial performance are provided in Appendices 1, 2 and 3.

Regional review

The pattern of revenue growth differed regionally. The tables below give details of revenue and revenue growth by region for the second quarter and first half of 2012, as well as the proportion of Group revenues and operating profit and operating margin by region;

Revenue analysis

£ million	Q2 2012	Δ reported	Δ constant[1][2]	Δ LFL[13]	% group	Q2 2011	% group
N. America	884	5.5%	2.9%	-0.6%	34.3%	838	33.7%
United Kingdom	307	6.1%	6.1%	3.5%	11.9%	289	11.6%
W. Europe	624	-3.0%	5.3%	0.8%	24.2%	643	25.8%
AP, LA, AME, CEE[14]	765	6.2%	11.1%	9.8%	29.6%	720	28.9%
Total Group	2,580	3.6%	6.2%	3.2%	100.0%	2,490	100.0%
£ million	H1 2012	Δ reported	Δ constant	Δ LFL	% group	H1 2011	% group
N. America	1,748	6.2%	3.9%	0.4%	35.1%	1,645	34.9%
United Kingdom	591	5.6%	5.6%	3.0%	11.9%	560	11.9%
W. Europe	1,187	1.0%	6.6%	1.6%	23.9%	1,175	24.9%
AP, LA, AME, CEE	1,446	8.5%	11.1%	9.7%	29.1%	1,333	28.3%
Total Group	4,972	5.5%	6.8%	3.6%	100.0%	4,713	100.0%
Operating profit analysis (Headline PBIT)
£ million	H1 2012	% margin	H1 2011	% margin
N. America	239	13.7%	209	12.7%
United Kingdom	73	12.3%	74	13.1%
W. Europe	95	8.0%	94	8.0%
AP, LA, AME, CEE	163	11.2%	141	10.6%
Total Group	570	11.5%	518	11.0%

North America revenue growth slowed in the second quarter, following reduced client spending in parts of the healthcare business, custom research, the Group’s call centre operation and public affairs businesses in Washington, in advance of the US General Election.

However, United Kingdom revenue growth improved over the first quarter and continued to show strong growth, with constant currency revenues up over 6% in the second quarter and up 3.5% like-for-like. The Group’s media investment management businesses, the Ogilvy Group and Hogarth showed particularly strong growth.

Western Continental Europe revenue growth, as with the USA, slowed in the second quarter, with constant currency revenues up 5.3% and up 0.8% like-for-like. Germany, Italy and Switzerland showed high single digit growth in the second quarter, but Spain, Portugal, France, Greece, Ireland, the Netherlands, Denmark and Finland remain slower.

Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe remained the strongest region, with constant currency revenues up 11.1% in the second quarter and up 9.8% like-for-like, slightly ahead of the first quarter like-for-like growth of 9.5%. This double digit growth was driven principally by Latin America and the BRICs15 and Next 1116 parts of Asia Pacific and the CIVETS17 and the MIST18. Africa showed a sharp improvement in the second quarter, with like-for-like revenues up over 17%, with particularly strong growth in South Africa, Kenya, Nigeria and Egypt.

[12]	Percentage change at constant currency rates
[13]	Like-for-like growth at constant currency exchange rates and excluding the effects of acquisitions and disposals
[14]	Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe
[15]	Brazil, Russia, India and China (accounting for almost $1.1 billion revenues, including associates, in the first half)
[16]

Bangladesh, Egypt, Indonesia, South Korea, Mexico, Nigeria, Pakistan, Philippines, Vietnam and Turkey (the Group has no operations in Iran, accounting for over $350 million revenues, including associates, in the first half)

[17]	Colombia, Indonesia, Vietnam, Egypt, Turkey and South Africa (accounting for over $380 million revenues, including associates, in the first half)
[18]	Mexico, Indonesia, South Korea and Turkey, (accounting for almost $275 million revenues, including associates, in the first half)

As in the first quarter, Latin America showed the strongest growth of all our sub-regions in the second quarter, with like-for-like revenues up well over 13%. Growth in the BRICs was up almost 14% on a like-for-like basis in the second quarter, with Next 11 and CIVETS up well over 11% and up almost 13% respectively on the same basis. In Central and Eastern Europe, revenues were up over 4% like-for-like in the second quarter, slightly below the first quarter, with double digit growth in Russia, Romania, the Slovak Republic and Kazakhstan, but with Poland, Hungary, the Ukraine and Czech Republic slower.

In the first half of 2012, over 29% of the Group’s revenues came from Asia Pacific, Latin America, Africa and the Middle East and Central and Eastern Europe, an increase of almost 1.0 percentage point compared with the first half of last year and against the Group’s strategic objective of 35-40% in the next three to four years.

Business sector review

The pattern of revenue growth also varied by communications services sector and operating brand. The tables below give details of revenue, revenue growth by communications services sector as well as the proportion of Group revenues for the second quarter and first half of 2012 and operating profit and operating margin by communications services sector;

Revenue analysis

£ million	Q2 2012	Δ reported	Δ constant	Δ LFL	% group	Q2 2011	% group
AMIM[19]	1,071	4.1%	7.0%	5.9%	41.5%	1,028	41.3%
Consumer Insight	622	-0.4%	3.1%	0.8%	24.1%	625	25.1%
PR & PA20	234	5.6%	5.8%	0.3%	9.1%	221	8.9%
BI, HC & SC21	653	6.0%	8.3%	2.2%	25.3%	616	24.7%
Total Group	2,580	3.6%	6.2%	3.2%	100.0%	2,490	100.0%

£ million	H1 2012	Δ reported	Δ constant	Δ LFL	% group	H1 2011	% group
AMIM	2,044	6.1%	7.6%	6.1%	41.1%	1,927	40.9%
Consumer Insight	1,191	1.2%	3.2%	1.0%	24.0%	1,177	25.0%
PR & PA	459	6.8%	6.3%	1.0%	9.2%	430	9.1%
BI, HC & SC	1,278	8.3%	9.1%	3.0%	25.7%	1,179	25.0%
Total Group	4,972	5.5%	6.8%	3.6%	100.0%	4,713	100.0%
Operating profit analysis (PBIT)
£ million	H1 2012	% margin	H1 2011	% margin
AMIM	283	13.9%	236	12.3%
Consumer Insight	84	7.0%[22]	89	7.5%
PR & PA	62	13.5%	67	15.5%
BI, HC & SC	141	11.0%	126	10.7%
Total Group	570	11.5%	518	11.0%

[19]	Advertising, Media Investment Management
[20]	Public Relations & Public Affairs
[21]	Branding and Identity, Healthcare and Specialist Communications
[22]	Gross margin margins for Consumer Insight 9.7% (2011 10.3%)

Advertising and Media Investment Management

As in the first quarter, advertising and media investment management remains the strongest performing sector. Constant currency revenues grew by 7.0% in the second quarter, compared with 8.4% in the first quarter, with like-for-like growth of 5.9%, very similar to the first quarter like-for-like growth of 6.2%. Growth in the Group’s advertising businesses was slightly stronger than the first quarter, with media investment management slightly weaker, although even then like-for-like growth was up strongly at almost 12%. Of the Group’s advertising networks, as in the latter part of 2011 and the first quarter of 2012, Ogilvy & Mather Advertising continued the strong start to the year with double digit growth in North America and Latin America, following several major new business successes towards the end of 2011. Growth in the Group’s media investment management businesses was consistently strong throughout 2011 and this has continued into the first half of 2012, with constant currency revenues up over 14% for the first half and like-for-like growth up over 12%. This like-for-like growth rate is yet again stronger than pure play listed media planning and buying competitors, of which there are now none, all having been absorbed into full-service groups.

The Group gained a total of £2.475 billion ($3.960 billion) in net new business wins (including all losses and excluding retentions) in the first half, compared to £1.201 billion ($1.922 billion) in the same period last year. Of this, Ogilvy & Mather Worldwide, JWT, Y&R, Grey and United generated net new business billings of £593 million ($949 million). Also, out of the Group total, GroupM, the Group’s media investment management company, which includes Mindshare, MEC, MediaCom, Maxus, GroupM Search and Xaxis, together with tenthavenue, generated net new business billings of £1.502 billion ($2.403 billion). This new business performance ranks top of the class in all new business surveys in the first half.

Reported operating margins grew strongly, increasing by 1.6 margin points to 13.9% in the first half, as revenue and cost growth continued to be well balanced.

Consumer Insight

On a constant currency basis, consumer insight revenues grew 3.1% in the second quarter, very similar to the first quarter, with like-for-like revenues up 0.8% compared with 1.3% in the first quarter. Like-for-like revenues in the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East were up strongly and ahead of the first quarter, but the USA, the UK and Western Continental Europe softened in the second quarter, but less so than indicated by competitors’ comparative data. In the US, the custom research business in TNS and Millward Brown, together with Added Value and the call centre operation were the most affected. Reported operating margins slipped 0.5 margin points to 7.0%, partly due to client pricing pressure and additional re-structuring severance in the USA, the UK and Western Continental Europe and significant technology investments.

Public Relations and Public Affairs

In constant currencies, public relations and public affairs revenues were up 5.8% in the second quarter, with like-for-like up 0.3%. These compare to 6.8% and 1.9% respectively in the first quarter. The USA, the UK and Asia Pacific grew less strongly in the second quarter, with the public affairs businesses in Washington and Penn Schoen Berland, the USA polling business in Burson-Marsteller, particularly affected. Cohn & Wolfe continued the strong growth seen in the first quarter, with Hering Schuppener, one of the Group’s specialist PR businesses in Germany, also improving. Reported operating margins fell 2.0 margin points to 13.5%, with most businesses, except Cohn & Wolfe, showing lower margins.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive) constant currency revenues grew strongly at 8.3% in the second quarter, with like-for-like growth of 2.2%. This compares to like-for-like growth of 3.8% in the first quarter as the Group’s branding & identity businesses in the UK, healthcare and direct, digital and interactive in Western Continental Europe saw slower growth. The Group’s specialist communications businesses continued to perform strongly in the second quarter. Reported operating margins improved 0.3 margin points to 11.0% in the first half.

People, Clients, “Horizontality” and Countries

Including associates, the Group currently employs over 162,000 full-time people in over 3,000 offices in 110 countries. It services 340 of the Fortune Global 500 companies, 29 of the Dow Jones 30, 64 of the NASDAQ 100, 28 of the Fortune e-50 and 653 national or multi-national clients in three or more disciplines. 390 clients are served in four disciplines and these clients account for over 55% of Group revenues. This reflects the increasing opportunities for co-ordination between activities both nationally and internationally. The Group also works with 320 clients in 6 or more countries. The Group estimates that more than 35% of new assignments in the first half of the year were generated through the joint development of opportunities by two or more Group companies. “Horizontality” is clearly becoming an increasingly important part of client strategies, particularly as they continue to invest in brand in slower-growth markets and both capacity and brand in faster-growth markets.

Cash flow highlights

In the first half of 2012, operating profit was £455 million, depreciation, amortisation and impairment £194 million, non-cash share-based incentive charges £44 million, net interest paid £107 million, tax paid £143 million, capital expenditure £116 million and other net cash inflows £48 million. Free cash flow available for working capital requirements, debt repayment, acquisitions, share re-purchases and dividends was, therefore, £375 million.

This free cash flow was absorbed partly by £140 million in net cash acquisition payments and investments (of which £50 million was for earnout payments and loan note redemptions with the balance of £90 million for investments and new acquisition payments net of disposal proceeds) and £66 million in share repurchases, a total outflow of £206 million. This resulted in a net cash inflow of £169 million, before any changes in working capital.

A summary of the Group’s unaudited cash flow statement and notes as at 30 June 2012 is provided in Appendix 1.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and consumer insight, the Group completed 40 transactions in the first half; 20 acquisitions and investments were in new markets (of which 14 were in new media), 13 in consumer insight, including data analytics and the application of technology, with the balance of 7 driven by individual client or agency needs.

Specifically, in the first six months of 2012, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United States, the Netherlands, the Slovak Republic, Israel, Jordan, China and Vietnam; in consumer insight in the United States, Germany, UAE, China and Pakistan; in public relations and public affairs in the United States, the United Kingdom, Finland, Russia and Australia; in direct, digital and interactive in the United States, the United Kingdom, Germany, Hungary, Russia, South Africa, Turkey, Australia, China, Indonesia, Pakistan and Singapore; and in healthcare in Hong Kong.

In May 2012, Salesforce.com announced the acquisition of Buddy Media Inc., yielding a gross exceptional gain of over $50m on the Group’s equity stake. $36m was received on 23 August, with the balance due over the next few weeks and will be included, as an exceptional gain, in the accounts for the second half. The acquisition of the leading digital agency AKQA was completed on 26 July and will be included in the results for the second half from 1 August. The Company now has four of Forrester’s seven digital leaders. No other group has more than one.

Balance sheet highlights

Average net debt in the first six months of 2012 was £2.898 billion, compared to £2.591 billion in 2011, at 2012 exchange rates. This represents an increase of £307 million, but continues to reflect the improvements in working capital since the beginning of the year of over £200 million. At 31 December 2011, net debt was £577 million more than 31 December 2010; at 31 March 2012 net debt was £416 million more than 31 March 2011; after the first four months it was £364 million more than the comparative period last year and reduced further to £307 million by 30 June. On 30 June 2012 net debt was £2.861 billion, against £2.879 billion on 30 June 2011, a decrease of £18 million and £12 million in constant currencies.

Your Board continues to examine the allocation of its EBITDA, (of £1.7 billion or over $2.7 billion for the preceding twelve months) and substantial free cash flow (of almost £1.1 billion or approximately $1.7 billion per annum, also for the previous twelve months), to enhance share owner value. The Group’s current market value of £10.6 billion implies an EBITDA multiple of 6.2 times, on the basis of the trailing 12 months EBITDA to 30 June 2012. Including net debt at 30 June of £2.861 billion, the Group’s enterprise value to EBITDA multiple is 7.9 times. The Group’s free cash flow multiple is 9.9 times for the same period.

A summary of the Group’s unaudited balance sheet and notes as at 30 June 2012 is provided in Appendix 1.

Return of funds to share owners

Following the strong first-half results your Board raised the dividend by 18%, a pay-out ratio in the first half of 34%. This reflects the relative absolute size and weighting of the second interim dividend. As indicated previously, the Company’s objective is to increase the dividend pay-out ratio over time, to approximately 40% from the 2010 rate of 31%. In 2011, it reached 36% on headline diluted earnings per share (excluding the exceptional tax credit).

During the first six months of 2012, 7.995 million shares, or 0.6% of the issued share capital, were purchased at a cost of £66.2 million and an average price of £8.28 per share.

Current trading

July revenues were up over 3% like-for-like and showed a similar pattern to the second quarter, although the UK, Western Continental Europe, Africa & the Middle East and Latin America were ahead of the second quarter growth rates with the USA and Asia Pacific below. Cumulative like-for-like revenue growth for the first seven months of 2012 is now 3.5%. The Group’s quarter 2 revised forecasts, having been reviewed at the parent company level in the first half of August, indicate very similar levels of like-for-like revenue growth for the year.

Outlook

Macroeconomic and industry context

Following the Group’s record year in 2011, 2012 started reasonably well with a strong first quarter and slightly slower second quarter. All geographies and sectors grew. There has been some slowing of revenues during the second quarter in the USA and certain markets in Western Continental Europe affected by the continuing Eurozone crisis. On the other hand, the UK, Asia Pacific, Latin America and Africa & the Middle East continue to grow strongly. As a consequence, our operating companies are hiring cautiously and responding to any geographic, functional and client shifts in revenues. Operating profit is above budget and last year. The increase in reported margin is in line with the Group’s full year margin target of 0.5 margin points improvement and effectively even greater, as, for the first half, like-for-like operating margins were 0.7 margin points stronger. The difference to the reported margin was caused by the impact of a stronger pound sterling.

The pattern of 2012 looks very similar to 2010 and 2011, albeit at lower overall like-for-like growth rates – in effect, the same but less. Forecasts of worldwide real GDP growth still hover around 2.5-3.5%, with inflation of 2% giving nominal GDP growth of 4.5-5.5%. Advertising as a proportion of GDP should at least remain constant, although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman. The three maxi-quadrennial events of 2012, the UEFA EURO 2012 Football Championships in Central and Eastern Europe, the Summer Olympics and Paralympics in London and last, but not least, the US Presidential Elections in November should underpin industry growth by 1% alone this year. But, there remain continuing concerns over the Eurozone, Iran and the Middle-East and the impact of these on faster growing markets’ growth rates. There is also the elephant in the room, that many ignore, the growing US fiscal deficit, which with the nomination of Paul Ryan as the Republican Vice-Presidential nominee, looks set to be the defining issue of the 2012 US Presidential campaign.

Looking further ahead, 2013 is likely to be more challenging. Although current real and nominal GDP forecasts are even stronger for 2013 than 2012, there will be no maxi- or mini- quadrennial events in that year. A re-elected or newly elected United States President will have to confront the growing US budget deficit, whilst possibly dealing with a deadlocked Congress. However, 2014 looks a better prospect, with the World Cup in Brazil, the Winter Olympics in Sochi and the mid-term Congressional elections in America. The first two events will continue to re-position Brazil and Latin America and Russia and Central and Eastern Europe in the world’s mind, just as the Beijing Olympics did for China and Asia and the World Cup did for South Africa and the continent of Africa – and, possibly, London 2012 did for the UK.

The progress made at Cannes in 2011 was particularly pleasing as the Group was recognised for its creative excellence by the first-ever award of a Cannes Lion to the most creative Holding Company. That creative excellence has been sustained and exceeded in 2012 with the second consecutive award of a Cannes Lion to the most creative Holding Company and, additionally, the award of network of the year to Ogilvy & Mather Worldwide.

Financial guidance

For 2012, reflecting the first half revenue growth and quarter 2 revised forecasts, which indicate:

■	Like-for-like revenue growth of close to 3.5% (vs. budget of 4.0%)
■	Operating margin improvement of 0.5 margin points in line with full year margin target

For the remainder of 2012, our prime focus will be on meeting our margin objectives by balancing revenue growth and operating costs and by increasing our cost flexibility. In addition to managing absolute levels of cost, the initiatives taken by the parent company in the areas of human resources, property, procurement, information technology and practice development continue to improve the flexibility of the Group’s cost base. Flexible staff costs (incentives, freelancers and consultants) have returned to historical highs of around 7% of revenues in a full year and continue to position the Group well for the balance of 2012 and 2013. The disposal of the Group’s Madison Avenue freehold property should yield another significant capital gain in the second half, in addition to the gain on the sale of the Group’s stake in Buddy Media referred to above.

At the same time, we still intend to grow faster than the industry average, but without sacrificing operating margin or operating margin expansion. Following our growth by acquisition, there are also significant back-office finance systems and infrastructure economies to be gained through process simplification, off-shoring and outsourcing, which should add over one margin point to realised operating margins over the next five years. The Group continues to improve co-operation and co-ordination among its operating companies in order to add value to our clients’ businesses and our people’s careers, an objective which has been specifically built into short-term incentive plans. “Horizontality” has been accelerated by the appointment of client leaders for our top 30 global clients, accounting for about one third of total annual revenues of over $16 billion, and country managers in eleven test markets. The focus continues on the “horizontal areas” of media investment management, healthcare, sustainability, government, new technologies, new markets, retailing, shopper marketing, internal communications, financial services and media and entertainment. The Group continues to lead the industry, in co-ordinating investment geographically and functionally through parent company initiatives and winning Group pitches. The continued success of this approach has been further demonstrated by the winning of several major “Team” assignments in the last few months.

In the future, our business is structurally well positioned to compete successfully and to deliver on our long-term targets:

■	Revenue growth greater than the industry average
■	Annual improvement in gross margin or staff-cost-to-revenue ratio of +0.3 to +0.6 points
■	Annual PBIT growth of +10% to +15% p.a. delivering margin expansion of +0.5 to +1.0 points

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Interim results for the six months ended 30 June 2012	13

Unaudited condensed consolidated interim income statement for the six months ended 30 June 2012

£ million	Notes	Six months ended 30 June 2012		Six months ended 30 June 2011		+/(-)%	Constant Currency[1] +/(-)%	Year ended 31 December 2011
Billings		21,650.6		21,392.0		1.2	2.8	44,791.8

Revenue	6	4,971.6		4,713.0		5.5	6.8	10,021.8
Direct costs		(403.8)		(360.2)		(12.1)	(14.8)	(783.3)
Gross profit		4,567.8		4,352.8		4.9	6.1	9,238.5
Operating costs	4	(4,112.4)		(3,921.6)		(4.9)	(5.8)	(8,046.3)
Operating profit		455.4		431.2		5.6	9.3	1,192.2
Share of results of associates	4	28.0		24.5		14.3	20.2	66.1
Profit before interest and taxation		483.4		455.7		6.1	9.9	1,258.3
Finance income	5	42.9		44.9		(4.5)	1.8	97.3
Finance costs	5	(146.1)		(145.8)		(0.2)	(0.1)	(297.2)
Revaluation of financial instruments	5	(22.5)		(20.5)		(9.8)	(9.8)	(50.0)
Profit before taxation		357.7		334.3		7.0	13.4	1,008.4
Taxation	7	(50.9)		(71.5)		28.8	24.8	(91.9)
Profit for the period		306.8		262.8		16.7	23.9	916.5

Attributable to:
Equity holders of the parent		277.8		230.7		20.4	28.0	840.1
Non-controlling interests		29.0		32.1		9.7	5.4	76.4
		306.8		262.8		16.7	23.9	916.5

Headline PBIT	6,19	570.0		517.9		10.1	13.5	1,429.0
Headline PBIT margin	6,19	11.5%		11.0%				14.3%
Headline PBT	19	466.8		417.0		11.9	17.1	1,229.1

Earnings per share[2]
Basic earnings per ordinary share	9	22.3	p	18.5	p	20.5	28.1	67.6p
Diluted earnings per ordinary share	9	21.6	p	18.1	p	19.3	26.1	64.5p

1 The basis for calculating the constant currency percentage changes shown above and in the notes to this appendix are described in the glossary attached to this appendix.

2 The calculations of the Group’s earnings per share and headline earnings per share are set out in note 9.

Unaudited condensed consolidated interim statement of comprehensive income for the six months ended 30 June 2012

£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Profit for the period	306.8	262.8	916.5
Exchange adjustments on foreign currency net investments	(165.8)	57.8	(256.3)
Gain/(loss) on revaluation of available for sale investments	25.7	(0.5)	11.3
Actuarial loss on defined benefit pension plans	-	-	(72.0)
Deferred tax on defined benefit pension plans	-	-	0.1
Other comprehensive (loss)/income relating to the period	(140.1)	57.3	(316.9)
Total comprehensive income relating to the period	166.7	320.1	599.6

Attributable to:
Equity holders of the parent	139.7	290.5	529.5
Non-controlling interests	27.0	29.6	70.1
	166.7	320.1	599.6

Unaudited condensed consolidated interim cash flow statement for the six months ended 30 June 2012

£ million	Notes	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Net cash (outflow)/inflow from operating activities	10	(136.5)	(490.0)	665.2
Investing activities
Acquisitions and disposals	10	(136.9)	(181.8)	(469.8)
Purchase of property, plant and equipment		(97.2)	(92.9)	(216.1)
Purchase of other intangible assets (including capitalised computer software)		(19.0)	(13.7)	(37.1)
Proceeds on disposal of property, plant and equipment		5.3	7.3	13.2
Net cash outflow from investing activities		(247.8)	(281.1)	(709.8)
Financing activities
Share option proceeds		37.4	23.5	28.8
Cash consideration for non-controlling interests	10	(3.3)	(46.9)	(62.6)
Share repurchases and buybacks	10	(66.2)	(98.5)	(182.2)
Net increase in borrowings	10	7.6	291.0	301.4
Financing and share issue costs		(0.4)	(1.0)	(11.9)
Equity dividends paid		-	-	(218.4)
Dividends paid to non-controlling interests in subsidiary undertakings		(24.8)	(28.7)	(62.2)
Net cash (outflow)/inflow from financing activities		(49.7)	139.4	(207.1)
Net decrease in cash and cash equivalents		(434.0)	(631.7)	(251.7)
Translation differences		(22.5)	9.1	(29.9)
Cash and cash equivalents at beginning of period		1,428.2	1,709.8	1,709.8
Cash and cash equivalents at end of period	10	971.7	1,087.2	1,428.2

Reconciliation of net cash flow to movement in net debt:
Net decrease in cash and cash equivalents		(434.0)	(631.7)	(251.7)
Cash inflow from increase in debt financing		(7.3)	(290.0)	(289.5)
Debt acquired		-	(17.5)	(17.5)
Other movements		(0.1)	(0.1)	(16.4)
Translation differences		44.9	(51.4)	(1.3)
Movement of net debt in the period		(396.5)	(990.7)	(576.4)
Net debt at beginning of period		(2,464.8)	(1,888.4)	(1,888.4)
Net debt at end of period	11	(2,861.3)	(2,879.1)	(2,464.8)

Unaudited condensed consolidated interim balance sheet as at 30 June 2012

£ million	Notes	30 June 2012	30 June 2011	31 December 2011
Non-current assets
Intangible assets:
Goodwill	12	9,385.8	9,338.5	9,430.8
Other	13	1,767.5	1,915.1	1,859.9
Property, plant and equipment		717.2	707.4	728.3
Interests in associates and joint ventures		838.7	775.3	801.3
Other investments		212.8	199.5	190.8
Deferred tax assets		84.9	79.8	86.0
Trade and other receivables	14	331.9	333.6	309.1
		13,338.8	13,349.2	13,406.2
Current assets
Inventory and work in progress		410.4	483.0	333.9
Corporate income tax recoverable		82.0	83.3	88.5
Trade and other receivables	14	8,533.7	8,908.2	8,919.7
Cash and short-term deposits		1,350.6	1,768.8	1,946.6
		10,376.7	11,243.3	11,288.7
Current liabilities
Trade and other payables	15	(10,265.6)	(10,883.0)	(11,165.5)
Corporate income tax payable		(66.2)	(75.8)	(113.4)
Bank overdrafts and loans		(397.8)	(690.6)	(518.4)
		(10,729.6)	(11,649.4)	(11,797.3)
Net current liabilities		(352.9)	(406.1)	(508.6)
Total assets less current liabilities		12,985.9	12,943.1	12,897.6

Non-current liabilities
Bonds and bank loans		(3,814.1)	(3,957.3)	(3,893.0)
Trade and other payables	16	(638.4)	(442.6)	(553.1)
Corporate income tax payable		(383.2)	(508.9)	(379.5)
Deferred tax liabilities		(671.3)	(730.9)	(741.4)
Provisions for post-employment benefits		(277.4)	(241.5)	(282.3)
Provisions for liabilities and charges		(144.8)	(152.9)	(154.0)
		(5,929.2)	(6,034.1)	(6,003.3)
Net assets		7,056.7	6,909.0	6,894.3
Equity
Called-up share capital	17	126.7	126.6	126.6
Share premium account		142.4	77.5	105.7
Shares to be issued		2.2	2.9	2.4
Other reserves		(4,336.1)	(3,909.2)	(4,197.3)
Own shares		(173.1)	(161.1)	(177.6)
Retained earnings		11,058.8	10,557.6	10,803.5
Equity share owners’ funds		6,820.9	6,694.3	6,663.3
Non-controlling interests		235.8	214.7	231.0
Total equity		7,056.7	6,909.0	6,894.3

Unaudited condensed consolidated interim statement of changes in equity for the six months ended 30 June 2012

£ million	Called-up share capital	Share premium account	Shares to be issued	Other reserves	Own shares	Retained earnings	Total equity share owners’ funds	Non- controlling interests	Total
Balance at 1 January 2011	126.4	54.5	3.1	(3,954.0)	(144.8)	10,361.4	6,446.6	201.3	6,647.9
Ordinary shares issued	0.4	23.0	(0.2)	0.2	-	-	23.4	-	23.4
Share cancellations	(0.2)	-	-	0.2	-	(15.5)	(15.5)	-	(15.5)
Treasury share additions	-	-	-	-	(19.2)	-	(19.2)	-	(19.2)
Treasury share allocations	-	-	-	-	0.8	(0.8)	-	-	-
Exchange adjustments on foreign currency net investments	-	-	-	60.3	-	-	60.3	(2.5)	57.8
Net profit for the period	-	-	-	-	-	230.7	230.7	32.1	262.8
Dividends paid	-	-	-	-	-	-	-	(28.7)	(28.7)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	38.2	38.2	-	38.2
Net movement in own shares held by ESOP Trusts	-	-	-	-	2.1	(65.9)	(63.8)	-	(63.8)
Loss on revaluation of available for sale investments	-	-	-	(0.5)	-	-	(0.5)	-	(0.5)
Recognition/remeasurement of financial instruments	-	-	-	(15.4)	-	32.9	17.5	-	17.5
Acquisition of subsidiaries[1]	-	-	-	-	-	(23.4)	(23.4)	12.5	(10.9)
Balance at 30 June 2011	126.6	77.5	2.9	(3,909.2)	(161.1)	10,557.6	6,694.3	214.7	6,909.0
Ordinary shares issued	0.2	7.4	(0.5)	0.4	-	-	7.5	-	7.5
Share cancellations	(0.5)	-	-	0.5	-	(30.4)	(30.4)	-	(30.4)
Treasury share additions	-	-	-	-	(10.6)	-	(10.6)	-	(10.6)
Exchange adjustments on foreign currency net investments	-	-	-	(310.3)	-	-	(310.3)	(3.8)	(314.1)
Net profit for the period	-	-	-	-	-	609.4	609.4	44.3	653.7
Dividends paid	-	-	-	-	-	(218.4)	(218.4)	(33.5)	(251.9)
Scrip dividend	0.3	20.8	-	-	-	(21.1)	-	-	-
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	40.6	40.6	-	40.6
Tax adjustment on share-based payments	-	-	-	-	-	(11.7)	(11.7)	-	(11.7)
Net movement in own shares held by ESOP Trusts	-	-	-	-	(5.9)	(36.8)	(42.7)	-	(42.7)
Actuarial loss on defined benefit plans	-	-	-	-	-	(72.0)	(72.0)	-	(72.0)
Deferred tax on defined benefit plans	-	-	-	-	-	0.1	0.1	-	0.1
Gain on revaluation of available for sale investments	-	-	-	11.8	-	-	11.8	-	11.8
Recognition/remeasurement of financial instruments	-	-	-	9.5	-	0.9	10.4	-	10.4
Acquisition of subsidiaries[1]	-	-	-	-	-	(14.7)	(14.7)	9.3	(5.4)
Balance at 31 December 2011	126.6	105.7	2.4	(4,197.3)	(177.6)	10,803.5	6,663.3	231.0	6,894.3
Ordinary shares issued	0.7	36.7	(0.2)	0.1	-	-	37.3	-	37.3
Share cancellations	(0.6)	-	-	0.6	-	(45.9)	(45.9)	-	(45.9)
Treasury share allocations	-	-	-	-	1.0	(1.0)	-	-	-
Exchange adjustments on foreign currency net investments	-	-	-	(163.8)	-	-	(163.8)	(2.0)	(165.8)
Net profit for the period	-	-	-	-	-	277.8	277.8	29.0	306.8
Dividends paid	-	-	-	-	-	-	-	(24.8)	(24.8)
Non-cash share-based incentive plans (including stock options)	-	-	-	-	-	43.5	43.5	-	43.5
Tax adjustment on share-based payments	-	-	-	-	-	8.9	8.9	-	8.9
Net movement in own shares held by ESOP Trusts	-	-	-	-	3.5	(23.8)	(20.3)	-	(20.3)
Gain on revaluation of available for sale investments	-	-	-	25.7	-	-	25.7	-	25.7
Recognition/remeasurement of financial instruments	-	-	-	(1.4)	-	(1.5)	(2.9)	-	(2.9)
Acquisition of subsidiaries[1]	-	-	-	-	-	(2.7)	(2.7)	2.6	(0.1)
Balance at 30 June 2012	126.7	142.4	2.2	(4,336.1)	(173.1)	11,058.8	6,820.9	235.8	7,056.7

Total comprehensive income relating to the period ended 30 June 2012 was £166.7 million (period ended 30 June 2011: £320.1 million; year ended 31 December 2011: £599.6 million).

1 Acquisition of subsidiaries represents movements in retained earnings and non-controlling interests arising from increases in ownership of existing subsidiaries and recognition of non-controlling interests on new acquisitions.

Notes to the unaudited condensed consolidated interim financial statements

1.	Basis of accounting

The unaudited condensed consolidated interim financial statements are prepared under the historical cost convention, except for the revaluation of certain financial instruments as disclosed in our accounting policies.

2.	Accounting policies

The unaudited condensed consolidated interim financial statements comply with the recognition and measurement criteria of International Financial Reporting Standards (IFRS) as adopted by the European Union and issued by the International Accounting Standards Board (IASB), IAS 34 Interim Financial Reporting and with the accounting policies of the Group which were set out on pages 145 to 151 of the 2011 Annual Report and Accounts. No changes have been made to the Group’s accounting policies in the period ended 30 June 2012.

Statutory Information and Independent Review

The unaudited condensed consolidated interim financial statements for the six months to 30 June 2012 and 30 June 2011 do not constitute statutory accounts. The financial information for the year ended 31 December 2011 does not constitute statutory accounts. The statutory accounts for the year ended 31 December 2011 have been delivered to the Jersey Registrar and received an unqualified auditors’ report. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 38.

The announcement of the interim results was approved by the board of directors on 30 August 2012.

3.	Currency conversion

The reporting currency of the Group is pound sterling and the unaudited consolidated financial statements have been prepared on this basis.

The 2012 unaudited condensed consolidated interim income statement is prepared using, among other currencies, average exchange rates of US$1.5774 to the pound (period ended 30 June 2011: US$1.6158; year ended 31 December 2011: US$1.6032) and €1.2156 to the pound (period ended 30 June 2011: €1.1525; year ended 31 December 2011: €1.1526). The unaudited condensed consolidated balance sheet as at 30 June 2012 has been prepared using the exchange rates on that day of US$1.5682 to the pound (30 June 2011: US$1.6067; 31 December 2011: US$1.5509) and €1.2396 to the pound (30 June 2011: €1.1071; 31 December 2011: €1.1967).

The basis for calculating the constant currency percentage changes, shown on the face of the unaudited preliminary consolidated income statement, is described in the glossary attached to this appendix.

19

Notes to the unaudited condensed consolidated interim financial statements (continued)

4.	Operating costs and share of results of associates

£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Staff costs	3,039.4	2,860.0	5,872.5
Establishment costs	342.7	330.4	674.1
Other operating costs	730.3	731.2	1,499.7
Total operating costs	4,112.4	3,921.6	8,046.3

Other operating costs include:

£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Amortisation and impairment of acquired intangible assets	82.3	83.3	172.0
Goodwill impairment	-	-	-
Losses/(gains) on disposal of investments	3.3	2.7	(0.4)
Gains on re-measurement of equity interest on acquisition of controlling interest	(3.5)	(25.4)	(31.6)
Investment write-downs	4.6	0.9	32.8

Share of results of associates include:

£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Share of profit before interest and taxation	42.8	40.4	99.9
Share of exceptional gains/(losses)	0.1	(0.7)	2.1
Share of interest and non-controlling interests	(0.9)	(1.7)	(2.5)
Share of taxation	(14.0)	(13.5)	(33.4)
	28.0	24.5	66.1

20

Notes to the unaudited condensed consolidated interim financial statements (continued)

5.	Finance income, finance costs and revaluation of financial instruments

Finance income includes:

£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Expected return on pension plan assets	15.0	16.5	32.6
Income from available for sale investments	0.1	0.2	0.6
Interest income	27.8	28.2	64.1
	42.9	44.9	97.3
Finance costs include:
£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year Ended 31 December 2011
Interest on pension plan liabilities	20.3	22.1	43.8
Interest on other long-term employee benefits	0.9	0.7	1.8
Interest payable and similar charges	124.9	123.0	251.6
	146.1	145.8	297.2
Revaluation of financial instruments include:
£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Movements in fair value of treasury instruments	(11.4)	(5.3)	(12.7)
Revaluation of put options over non-controlling interests	(6.1)	(15.2)	(30.9)
Revaluation of payments due to vendors (earnout agreements)	(5.0)	-	(6.4)
	(22.5)	(20.5)	(50.0)

21

Notes to the unaudited condensed consolidated interim financial statements (continued)

6.	Segmental analysis

Reported contributions by operating sector were as follows:

£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Revenue
Advertising and Media Investment Management	2,044.2	1,927.1	4,157.2
Consumer Insight	1,191.3	1,177.3	2,458.0
Public Relations & Public Affairs	458.6	429.4	885.4
Branding & Identity, Healthcare and Specialist Communications	1,277.5	1,179.2	2,521.2
	4,971.6	4,713.0	10,021.8
Headline PBIT[1]
Advertising and Media Investment Management	283.3	236.1	667.9
Consumer Insight	83.8	88.7	258.7
Public Relations & Public Affairs	62.0	66.7	142.9
Branding & Identity, Healthcare and Specialist Communications	140.9	126.4	359.5
	570.0	517.9	1,429.0
Headline PBIT margin
Advertising and Media Investment Management	13.9%	12.3%	16.1%
Consumer Insight	7.0%	7.5%	10.5%
Public Relations & Public Affairs	13.5%	15.5%	16.1%
Branding & Identity, Healthcare and Specialist Communications	11.0%	10.7%	14.3%
	11.5%	11.0%	14.3%
Total assets
Advertising and Media Investment Management	11,619.6	12,092.6	12,075.9
Consumer Insight	3,442.3	3,753.3	3,525.3
Public Relations & Public Affairs	1,822.3	1,728.6	1,825.0
Branding & Identity, Healthcare and Specialist Communications	5,313.8	5,086.1	5,147.6
Segment assets	22,198.0	22,660.6	22,573.8
Unallocated corporate assets[2]	1,517.5	1,931.9	2,121.1
	23,715.5	24,592.5	24,694.9

[1]	Headline PBIT is defined in note 19.

[2]	Unallocated corporate assets are corporate income tax recoverable, deferred tax assets and cash and short term deposits.

22

Notes to the unaudited condensed consolidated interim financial statements (continued)

6.	Segmental analysis (continued)

Reported contributions by geographical area were as follows:

£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Revenue
United Kingdom	591.4	560.2	1,183.5
North America[2]	1,747.8	1,645.4	3,388.2
Western Continental Europe[3]	1,186.4	1,174.9	2,505.1
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	1,446.0	1,332.5	2,945.0
	4,971.6	4,713.0	10,021.8
Headline PBIT[1]
United Kingdom	72.7	73.5	165.3
North America[2]	239.3	209.2	525.6
Western Continental Europe[3]	95.5	94.2	284.0
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	162.5	141.0	454.1
	570.0	517.9	1,429.0
Headline PBIT margin
United Kingdom	12.3%	13.1%	14.0%
North America[2]	13.7%	12.7%	15.5%
Western Continental Europe[3]	8.0%	8.0%	11.3%
Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe	11.2%	10.6%	15.4%
	11.5%	11.0%	14.3%

1 Headline PBIT is defined in note 19.

2 North America includes the US with revenue of £1,631.3 million (period ended 30 June 2011: £1,530.3 million; year ended 31 December 2011: £3,149.9 million) and headline PBIT of £227.3 million (period ended 30 June 2011: £194.3 million; year ended 31 December 2011: £490.2 million).

3 Western Continental Europe includes Ireland with revenue of £18.4 million (period ended 30 June 2011: £19.7 million; year ended 31 December 2011: £40.3 million) and headline PBIT of £0.1 million (period ended 30 June 2011: £0.6 million; year ended 31 December 2011: £1.1 million).

23

Notes to the unaudited condensed consolidated interim financial statements (continued)

7.	Taxation

The tax rate on headline PBT1 was 22.0% (30 June 2011: 22.0%; 31 December 2011: 22.0%). This excludes the impact of the net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items and, in 2011, the exceptional release of prior year tax provisions. The tax rate on reported PBT was 14.2% (30 June 2011: 21.4%; 31 December 2011: 9.1%).

The tax rate on reported PBT was lower than the tax rate on headline PBT due to deferred tax credits related to the accounting for acquired intangible assets with definite lives.

The tax charge comprises:

£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Current tax
Current year	112.2	96.8	310.3
Prior years	(5.0)	(4.3)	(47.7)
Exceptional release of prior year provisions	-	-	(106.1)
Total current tax	107.2	92.5	156.5

Deferred tax
Current year	(4.3)	(0.6)	4.5
Net credit in relation to the amortisation of acquired intangible assets and other goodwill items	(52.0)	(20.4)	(72.4)
	(56.3)	(21.0)	(67.9)
Prior years	-	-	3.3
Total deferred tax	(56.3)	(21.0)	(64.6)
Tax charge	50.9	71.5	91.9

1 Headline PBT is defined in note 19.

24

Notes to the unaudited condensed consolidated interim financial statements (continued)

8.	Ordinary dividends

The Board has recommended a first interim dividend of 8.80p (2011: 7.46p) per ordinary share. This is expected to be paid on 12 November 2012 to share owners on the register at 12 October 2012.

The Board recommended a second interim dividend of 17.14p per ordinary share in respect of 2011. This was paid on 9 July 2012.

Following share owner approval at the Company’s General Meeting in 2011, the Board has put in place a Scrip Dividend Scheme which enables share owners to elect to receive new fully paid ordinary shares in the Company instead of cash dividends. This scheme commenced with the second interim dividend for 2010.

The Company continues to operate the Dividend Access Plan which allows share owners who have elected (or, by virtue of holding 100,000 or fewer shares, are deemed to have elected) to participate in the plan to receive cash dividends from a UK source without being subject to any Irish or UK withholding taxes.

The Scrip Dividend Scheme Circular and the rules of the Company’s Dividend Access Plan are available to view on the Company’s website www.wpp.com.

25

Notes to the unaudited condensed consolidated interim financial statements (continued)

9.	Earnings per share

Basic EPS

The calculation of basic reported and headline EPS is as follows:

	Six months ended 30 June 2012		Six months ended 30 June 2011	+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2011
Reported earnings[1] (£ million)	277.8		230.7			840.1
Headline earnings (£ million) (note 19)	334.9		293.0			882.3
Headline earnings (including exceptional tax credit) (£ million) (note 19)	334.9		293.0			988.4
Average shares used in basic EPS calculation (million)	1,243.4		1,244.2			1,242.7
Reported EPS	22.3	p	18.5p	20.5	28.1	67.6	p
Headline EPS	26.9	p	23.5p	14.5	19.9	71.0	p
Headline EPS (including exceptional tax credit)	26.9	p	23.5p	14.5	19.9	79.5	p

Diluted EPS The calculation of diluted reported and headline EPS is set out below:
	Six months ended 30 June 2012		Six months ended 30 June 2011	+/(-)%	Constant Currency +/(-)%	Year ended 31 December 2011
Diluted reported earnings (£ million)	290.7		243.6			866.2
Diluted headline earnings (£ million)	347.8		305.9			908.4
Diluted headline earnings (including exceptional tax credit) (£ million)	347.8		305.9			1,014.5
Shares used in diluted EPS calculation (million)	1,347.4		1,344.0			1,342.2
Diluted reported EPS	21.6	p	18.1p	19.3	26.1	64.5	p
Diluted headline EPS	25.8	p	22.8p	13.2	18.6	67.7	p
Diluted headline EPS (including exceptional tax credit)	25.8	p	22.8p	13.2	18.6	75.6	p

Diluted EPS has been calculated based on the reported and headline earnings amounts above. On 19 May 2009 the Group issued £450 million 5.75% convertible bonds due in 2014. For the six months ended 30 June 2012 these convertible bonds were dilutive and earnings were consequently increased by £12.9 million (period ended 30 June 2011: £12.9 million; year ended 31 December 2011: £26.1 million) for the purpose of the calculation of diluted earnings.

A reconciliation between the shares used in calculating basic and diluted EPS is as follows:

million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Average shares used in basic EPS calculation	1,243.4	1,244.2	1,242.7
Dilutive share options outstanding	5.1	6.4	4.5
Other potentially issuable shares	22.4	16.9	18.5
£450 million 5.75% convertible bonds	76.5	76.5	76.5
Shares used in diluted EPS calculation	1,347.4	1,344.0	1,342.2

At 30 June 2012 there were 1,267,287,222 ordinary shares in issue.

1 Reported earnings is equivalent to profit for the period attributable to equity holders of the parent.

26

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Analysis of cash flows

The following tables analyse the items included within the main cash flow headings on page 15:

Net cash (outflow)/inflow from operating activities:

£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Profit for the period	306.8	262.8	916.5
Taxation	50.9	71.5	91.9
Revaluation of financial instruments	22.5	20.5	50.0
Finance costs	146.1	145.8	297.2
Finance income	(42.9)	(44.9)	(97.3)
Share of results of associates	(28.0)	(24.5)	(66.1)
Operating profit	455.4	431.2	1,192.2
Adjustments for:
Non-cash share-based incentive plans (including share options)	43.5	38.2	78.8
Depreciation of property, plant and equipment	93.1	89.1	185.8
Amortisation and impairment of acquired intangible assets	82.3	83.3	172.0
Amortisation of other intangible assets	18.4	12.5	25.7
Investment write-downs	4.6	0.9	32.8
Losses/(gains) on disposal of investments	3.3	2.7	(0.4)
Gains on re-measurement of equity interest on acquisition of controlling interest	(3.5)	(25.4)	(31.6)
Losses/(gains) on sale of property, plant and equipment	0.3	(1.0)	(0.9)
Operating cash flow before movements in working capital and provisions	697.4	631.5	1,654.4
Movements in working capital and provisions[1]	(609.7)	(911.8)	(620.9)
Cash generated by operations	87.7	(280.3)	1,033.5
Corporation and overseas tax paid	(143.0)	(126.5)	(247.9)
Interest and similar charges paid	(137.1)	(132.2)	(241.4)
Interest received	30.5	24.9	63.2
Investment income	0.1	0.2	0.6
Dividends from associates	25.3	23.9	57.2
	(136.5)	(490.0)	665.2
Acquisitions and disposals:
£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Initial cash consideration	(65.2)	(163.7)	(352.3)
Cash and cash equivalents acquired (net)	1.9	64.5	98.8
Earnout payments	(48.8)	(53.0)	(150.0)
Loan note redemptions	(1.0)	(0.8)	(0.8)
Purchase of other investments (including associates)	(35.9)	(31.4)	(68.1)
Proceeds on disposal of investments	12.1	2.6	2.6
Acquisitions and disposals	(136.9)	(181.8)	(469.8)
Cash consideration for non-controlling interests	(3.3)	(46.9)	(62.6)
Net acquisition payments and investments	(140.2)	(228.7)	(532.4)

[1] The Group typically experiences an outflow of working capital in the first half of the financial year and an inflow in the second half. This is primarily due to the seasonal nature of working capital flows associated with its media buying activities on behalf of clients.

27

Notes to the unaudited condensed consolidated interim financial statements (continued)

10.	Analysis of cash flows (continued)

Share repurchases and buybacks:

£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Purchase of own shares by ESOP Trusts	(20.3)	(63.8)	(106.5)
Share cancellations	(45.9)	(15.5)	(45.9)
Shares purchased into treasury	-	(19.2)	(29.8)
	(66.2)	(98.5)	(182.2)
Net increase in borrowings:
£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Increase in drawings on bank loans	7.6	300.0	-
Repayment of debt acquired	-	(9.0)	(18.1)
Proceeds from issue of $500 million bonds	-	-	319.5
	7.6	291.0	301.4
Cash and cash equivalents:
£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Cash at bank and in hand	1,248.8	1,679.5	1,833.5
Short-term bank deposits	101.8	89.3	113.1
Overdrafts[1]	(378.9)	(681.6)	(518.4)
	971.7	1,087.2	1,428.2
11. Net debt
£ million	30 June 2012	30 June 2011	31 December 2011
Cash and short-term deposits	1,350.6	1,768.8	1,946.6
Bank overdrafts and loans due within one year	(397.8)	(690.6)	(518.4)
Bonds and bank loans due after one year	(3,814.1)	(3,957.3)	(3,893.0)
	(2,861.3)	(2,879.1)	(2,464.8)

[1]	Bank overdrafts are included in cash and cash equivalents because they form an integral part of the Group’s cash management.

28

Notes to the unaudited condensed consolidated interim financial statements (continued)

12.	Goodwill and acquisitions

Goodwill in relation to subsidiary undertakings decreased by £45.0 million (30 June 2011: increased by £232.2 million) in the period. This movement includes both goodwill arising on acquisitions completed in the period and adjustments to goodwill relating to acquisitions completed in prior years, net of the effect of currency translation. Goodwill in relation to associate undertakings decreased by £1.1 million (30 June 2011: £14.2 million) in the period.

Future anticipated payments to vendors in respect of both deferred and earnout obligations totalled £276.8 million (period ended 30 June 2011: £233.0 million; year ended 31 December 2011: £234.1 million). Earnouts are based on the directors’ best estimates of future obligations, which are dependent on the future performance of the interests acquired and assume the operating companies improve profits in line with directors’ estimates.

The contribution to revenue and operating profit of acquisitions completed in the year was not material. There were no material acquisitions completed during the period. On 26 July 2012 the Company completed the acquisition of the assets of AKQA Holdings, Inc, the world’s leading independent and most awarded digital agency. The contribution to revenue and operating profit of AKQA will not be material. There were no other material acquisitions completed between 30 June 2012 and the date the interim financial statements were approved.

13.	Other intangible assets

The following are included in other intangibles:

£ million	30 June 2012	30 June 2011	31 December 2011
Brands with an indefinite useful life	1,017.0	1,049.2	1,036.4
Acquired intangibles	668.1	787.6	741.4
Other (including capitalised computer software)	82.4	78.3	82.1
	1,767.5	1,915.1	1,859.9
14. Trade and other receivables Amounts falling due within one year:
£ million	30 June 2012	30 June 2011	31 December 2011
Trade receivables	5,586.0	6,015.3	6,305.1
VAT and sales taxes recoverable	63.6	84.3	76.2
Prepayments and accrued income[1]	2,363.8	2,274.7	2,044.0
Other debtors[1]	520.3	533.9	494.4
	8,533.7	8,908.2	8,919.7

[1]	Comparative figures have been restated to be consistent with current year presentation.

29

Notes to the unaudited condensed consolidated interim financial statements (continued)

14.	Trade and other receivables (continued)

Amounts falling due after more than one year:

£ million	30 June 2012	30 June 2011	31 December 2011
Prepayments and accrued income	2.7	2.8	2.4
Other debtors	153.8	134.8	121.8
Fair value of derivatives	175.4	196.0	184.9
	331.9	333.6	309.1
15. Trade and other payables: amounts falling due within one year

£ million	30 June 2012	30 June 2011	31 December 2011
Trade payables	6,777.7	7,115.2	7,292.7
Deferred income	968.1	1,036.6	1,002.3
Payments due to vendors (earnout agreements)	56.4	170.2	96.8
Liabilities in respect of put option agreements with vendors	78.4	80.0	79.2
Other creditors and accruals	2,385.0	2,481.0	2,694.5
	10,265.6	10,883.0	11,165.5
16. Trade and other payables: amounts falling due after more than one year
£ million	30 June 2012	30 June 2011	31 December 2011
Payments due to vendors (earnout agreements)	220.4	62.8	137.3
Liabilities in respect of put option agreements with vendors	90.6	92.9	89.1
Fair value of derivatives	150.0	104.6	139.9
Other creditors and accruals	177.4	182.3	186.8
	638.4	442.6	553.1

The following table sets out payments due to vendors, comprising deferred consideration and the directors’ best estimates of future earnout-related obligations:

£ million	30 June 2012	30 June 2011	31 December 2011
Within one year	56.4	170.2	96.8
Between 1 and 2 years	37.9	31.5	31.6
Between 2 and 3 years	39.8	15.8	25.2
Between 3 and 4 years	35.2	6.1	18.6
Between 4 and 5 years	61.3	8.9	28.9
Over 5 years	46.2	0.5	33.0
	276.8	233.0	234.1

30

Notes to the unaudited condensed consolidated interim financial statements (continued)

16.	Trade and other payables: amounts falling due after more than one year (continued)

The following table sets out the movements of deferred and earnout related obligations during the period:

£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
At the beginning of the period	234.1	275.3	275.3
Earnouts paid	(48.8)	(53.0)	(150.0)
New acquisitions	75.5	24.3	80.4
Revision of estimates taken to goodwill	15.5	(11.6)	25.9
Revaluation of payments due to vendors (note 5)	5.0	-	6.4
Exchange adjustments	(4.5)	(2.0)	(3.9)
At the end of the period	276.8	233.0	234.1
The Group does not consider there to be any material contingent liabilities as at 30 June 2012. 17. Issued share capital – movement in the period
Number of equity ordinary shares (million)	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
At the beginning of the period	1,266.4	1,264.4	1,264.4
Exercise of share options	6.5	4.2	5.9
Share cancellations	(5.6)	(2.1)	(7.0)
Scrip dividend	-	-	3.1
At the end of the period	1,267.3	1,266.5	1,266.4

18.	Related party transactions

From time to time the Group enters into transactions with its associate undertakings. These transactions were not material for any of the periods presented.

31

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Non-GAAP measures of performance

Reconciliation of profit before interest and taxation to headline PBIT for the six months ended 30 June 2012:

£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Profit before interest and taxation	483.4	455.7	1,258.3
Amortisation and impairment of acquired intangible assets	82.3	83.3	172.0
Losses/(gains) on disposal of investments	3.3	2.7	(0.4)
Gains on re-measurement of equity interest on acquisition of controlling interest	(3.5)	(25.4)	(31.6)
Investment write-downs	4.6	0.9	32.8
Share of exceptional (gains)/losses of associates	(0.1)	0.7	(2.1)
Headline PBIT	570.0	517.9	1,429.0

Finance income	42.9	44.9	97.3
Finance costs	(146.1)	(145.8)	(297.2)
	(103.2)	(100.9)	(199.9)

Interest cover on headline PBIT	5.5 times	5.1 times	7.1 times

Calculation of headline EBITDA:

£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Headline PBIT (as above)	570.0	517.9	1,429.0
Depreciation of property, plant and equipment	93.1	89.1	185.8
Amortisation of other intangible assets	18.4	12.5	25.7
Headline EBITDA	681.5	619.5	1,640.5

32

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of profit before taxation to headline PBT and headline earnings for the six months ended 30 June 2012:

£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Profit before taxation	357.7	334.3	1,008.4
Amortisation and impairment of acquired intangible assets	82.3	83.3	172.0
Losses/(gains) on disposal of investments	3.3	2.7	(0.4)
Gains on re-measurement of equity interest on acquisition of controlling interest	(3.5)	(25.4)	(31.6)
Investment write-downs	4.6	0.9	32.8
Share of exceptional (gains)/losses of associates	(0.1)	0.7	(2.1)
Revaluation of financial instruments	22.5	20.5	50.0
Headline PBT	466.8	417.0	1,229.1
Taxation (excluding exceptional release of prior year tax provisions and net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items)	(102.9)	(91.9)	(270.4)
Non-controlling interests	(29.0)	(32.1)	(76.4)
Headline earnings	334.9	293.0	882.3
Exceptional release of prior year tax provisions	-	-	106.1
Headline earnings (including exceptional tax credit)	334.9	293.0	988.4

Headline earnings	334.9	293.0	882.3
Ordinary dividends[1]	111.5	92.2	239.5
Dividend cover on headline earnings	3.0 times	3.2 times	3.7 times

Headline PBIT margins before and after share of results of associates:

£ million	Margin	Six months ended 30 June 2012	Margin	Six months ended 30 June 2011
Revenue		4,971.6		4,713.0
Headline PBIT	11.5%	570.0	11.0%	517.9
Share of results of associates (excluding exceptional gains/losses)		27.9		25.2
Headline PBIT excluding share of results of associates	10.9%	542.1	10.5%	492.7

1 For the six months ended 30 June 2012, ordinary dividends represent an estimate of the 2012 first interim dividend expected to be paid to share owners in November 2012, based on the number of shares in issue at 30 June 2012. The corresponding figure for the six months ended 30 June 2011 represents the 2011 interim dividend paid in November 2011.

33

Notes to the unaudited condensed consolidated interim financial statements (continued)

19.	Non-GAAP measures of performance (continued)

Reconciliation of free cash flow for the six months ended 30 June 2012:

£ million	Six months ended 30 June 2012	Six months ended 30 June 2011	Year ended 31 December 2011
Cash generated by operations	87.7	(280.3)	1,033.5
Plus:
Interest received	30.5	24.9	63.2
Investment income	0.1	0.2	0.6
Dividends received from associates	25.3	23.9	57.2
Share option proceeds	37.4	23.5	28.8
Proceeds on disposal of property, plant and equipment	5.3	7.3	13.2
Movements in working capital and provisions	609.7	911.8	620.9
Less:
Interest and similar charges paid	(137.1)	(132.2)	(241.4)
Purchase of property, plant and equipment	(97.2)	(92.9)	(216.1)
Purchase of other intangible assets (including capitalised computer software)	(19.0)	(13.7)	(37.1)
Corporation and overseas tax paid	(143.0)	(126.5)	(247.9)
Dividends paid to non-controlling interests in subsidiary undertakings	(24.8)	(28.7)	(62.2)
Free cash flow	374.9	317.3	1,012.7

34

Notes to the unaudited condensed consolidated interim financial statements (continued)

20.	Going concern and liquidity risk

In considering going concern and liquidity risk, the directors have reviewed the Group’s future cash requirements and earnings projections. The directors believe these forecasts have been prepared on a prudent basis and have also considered the impact of a range of potential changes to trading performance. The directors have concluded that the Group should be able to operate within its current facilities and comply with its banking covenants for the foreseeable future and therefore believe it is appropriate to prepare the financial statements of the Group on a going concern basis.

At 30 June 2012, the Group has access to £4.8 billion of committed bank facilities with maturity dates spread over the years 2012 to 2021 as illustrated below:

£ million	Maturity by year
		2012	2013	2014	2015	2016	2017	2018+
US bond $812m (4.75% ’21)	518.0							518.0
£ bonds £200m (6.375% ’20)	200.0							200.0
£ bonds £400m (6.0% ’17)	400.0						400.0
Bank revolver ($1,050m and £375m)	1,044.6					1,044.6
Eurobonds €750m (6.625% ’16)	605.0					605.0
Eurobonds €500m (5.25% ’15)	403.4				403.4
£450m convertible bonds (5.75% ’14)	450.0			450.0
US bond $600m (8.0% ’14)	382.6			382.6
US bond $369m (5.875% ’14)	235.1			235.1
Eurobonds €600m (4.375% ’13)	484.0		484.0
TNS private placements $55m	35.1	19.1		16.0
Total committed facilities available	4,757.8	19.1	484.0	1,083.7	403.4	1,649.6	400.0	718.0
Drawn down facilities at 30 June 2012	3,799.6	19.1	484.0	1,083.7	403.4	691.4	400.0	718.0
Undrawn committed credit facilities	958.2
Drawn down facilities at 30 June 2012	3,799.6
Net cash at 30 June 2012	(971.7)
Other adjustments	33.4
Net debt at 30 June 2012	2,861.3

The Group’s borrowings are evenly distributed between fixed and floating rate debt. Given the strong cash generation of the business, its debt maturity profile and available facilities, the directors believe the Group has sufficient liquidity to match its requirements for the foreseeable future.

Treasury management

The Group’s treasury activities are principally concerned with monitoring of working capital, managing external and internal funding requirements and monitoring and managing financial market risks, in particular risks from movements in interest and foreign exchange rates.

The Group’s risk management policies relating to foreign currency risk, interest rate risk, liquidity risk, capital risk and credit risk are presented in the notes to the consolidated financial statements of the 2011 Annual Report and Accounts and in the opinion of the Board remain relevant for the remaining six months of the year.

35

Notes to the unaudited condensed consolidated interim financial statements (continued)

21.	Principal risks and uncertainties

The directors have considered the principal risks and uncertainties affecting the Group for the second half of 2012 and determined that these are unchanged from those presented in the Group’s published Annual Report and Accounts and Form 20-F for the year ended 31 December 2011. The Annual Report and Accounts and Form 20-F are published in the Investor Relations section of the Group website (www.wpp.com) and are available from the Group on request.

WPP plc has specific policies in place to ensure that risks are properly evaluated and managed at the appropriate level within the business. These are presented on pages 110 to 114 of the published 2011 Annual Report and Accounts. Pages 5 and 6 of the Group’s Form 20-F for the year ended 31 December 2011 contain a detailed explanation of the risk factors identified by the Group and these are summarised below:

Clients

■	The Group competes for clients in a highly competitive industry and client loss may reduce market share and decrease profits.
■

The Group receives a significant portion of its revenues from a limited number of large clients and the loss of these clients could adversely impact the Group’s prospects, business, financial condition and results of operations.

Sustainability Issues

■	Damage to WPP’s reputation from undertaking controversial client work.
■	Marketing ethics, compliance with marketing standards, and increasing transparency about our marketing practices.
■	Compliance with privacy and data protection regulations.
■	Climate change, including the emissions from energy used in our offices and during business travel.

Economic

■	The Group’s businesses are subject to economic and political cycles. Many of the economies in which the Group operates (including the Eurozone) have significant economic challenges.

Financial

■	Currency exchange rate fluctuations could adversely impact the Group’s consolidated results.
■	Changes to the Group’s debt issue ratings by the rating agencies Moody’s Investor Services and Standard and Poor’s Rating Service may affect the Group’s access to debt capital.
■	The Group may be unable to collect balances due from any client that files for bankruptcy or becomes insolvent.

36

Notes to the unaudited condensed consolidated interim financial statements (continued)

21.	Principal risks and uncertainties (continued)

Mergers & Acquisitions

■	The Group may be unsuccessful in evaluating material risks involved in completed and future acquisitions and may be unsuccessful in integrating any acquired operations with its existing businesses.
■	Goodwill and other intangible assets recorded on the Group’s balance sheet with respect to acquired companies may become impaired.

Operational

■	The Group operates in 107 countries and is exposed to the risks of doing business internationally.

People

■	The Group’s performance could be adversely affected if it were unable to attract and retain key talent or had inadequate talent management and succession planning for key management roles.
■	Employment practices, including diversity and equal opportunities, business ethics, employee development, remuneration, communication and health and safety.

Regulatory/Legal

■	The Group may be subject to regulations restricting its activities.
■	The Group may be exposed to liabilities from allegations that certain of its clients’ advertising claims may be false or misleading or that its clients’ products may be defective.
■	The Group operates in 107 countries and is subject to increased anti-corruption legislation and enforcement not only in the US and UK.
■

Civil liabilities or judgments against the Company or its directors or officers based on United States federal or state securities laws may not be enforceable in the United States or in England and Wales or in Jersey.

Responsibility statement

We confirm that to the best of our knowledge:

a)	the condensed set of financial statements has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;
b)

the interim management report and note 21 includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

c)	the interim management report and note 18 includes a fair review of the information required by DTR 4.2.8R (disclosure of related party transactions and changes therein).

Signed on behalf of the Board on 30 August 2012.

P W G Richardson

Group finance director

Independent review report to WPP plc

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2012 which comprises the condensed consolidated interim income statement, statement of comprehensive income, cash flow statement, balance sheet, statement of changes in equity and related notes 1 to 20. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting,” as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2012 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

Deloitte LLP

Chartered Accountants and Statutory Auditor

London, UK

30 August 2012

Appendix 2: Interim results for the six months ended 30 June 2012 in reportable US Dollars[1]	39

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2012

$ million	Six months ended 30 June 2012	Six months ended 30 June 2011	+/(-)%	Year ended 31 December 2011
Billings	34,166.1	34,599.1	(1.3)	71,749.2

Revenue	7,843.6	7,621.7	2.9	16,053.4
Direct costs	(637.1)	(582.5)	(9.4)	(1,253.7)
Gross profit	7,206.5	7,039.2	2.4	14,799.7
Operating costs	(6,486.8)	(6,338.6)	(2.3)	(12,896.3)
Operating profit	719.7	700.6	2.7	1,903.4
Share of results of associates	44.2	39.8	11.1	105.8
Profit before interest and taxation	763.9	740.4	3.2	2,009.2
Finance income	67.6	72.6	(6.9)	155.3
Finance costs	(230.3)	(235.6)	2.2	(475.9)
Revaluation of financial instruments	(35.2)	(33.3)	(5.7)	(79.2)
Profit before taxation	566.0	544.1	4.0	1,609.4
Taxation	(81.3)	(115.8)	29.8	(151.1)
Profit for the period	484.7	428.3	13.2	1,458.3

Attributable to:
Equity holders of the parent	438.8	376.3	16.6	1,335.7
Non-controlling interests	45.9	52.0	11.7	122.6
	484.7	428.3	13.2	1,458.3

Headline PBIT	900.4	840.9	7.1	2,281.5
Headline PBIT margin	11.5%	11.0%		14.2%
Headline PBT	737.7	677.9	8.8	1,960.9

Reported earnings per share[2]
Basic earnings per ordinary share	35.3¢	30.2¢	16.9	107.5¢
Diluted earnings per ordinary share	34.1¢	29.5¢	15.6	102.6¢

Headline earnings per share[2]
Basic earnings per ordinary share	42.5¢	38.3¢	11.0	112.7¢
Diluted earnings per ordinary share	40.7¢	37.0¢	10.0	107.5¢

Headline earnings per share (including exceptional tax credit)[2]
Basic earnings per ordinary share	42.5¢	38.3¢	11.0	126.4¢
Diluted earnings per ordinary share	40.7¢	37.0¢	10.0	120.2¢

1 The unaudited consolidated income statement above is presented in reportable US Dollars for information purposes only and has been prepared assuming the US Dollar is the reporting currency of the Group, whereby local currency results are translated into US Dollars at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of US$1.5774 to the pound for the period ended 30 June 2012 (period ended 30 June 2011: US$1.6158; year ended 31 December 2011: US$1.6032).

2 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Appendix 3: Interim results for the six months ended 30 June 2012 in reportable Euros[1]	40

Unaudited illustrative condensed consolidated interim income statement for the six months ended 30 June 2012

€ million	Six months ended 30 June 2012	Six months ended 30 June 2011	+/(-)%	Year ended 31 December 2011
Billings	26,340.7	24,610.3	7.0	51,632.1

Revenue	6,049.1	5,423.9	11.5	11,553.8
Direct costs	(491.8)	(414.5)	(18.6)	(903.6)
Gross profit	5,557.3	5,009.4	10.9	10,650.2
Operating costs	(5,000.1)	(4,518.3)	(10.7)	(9,276.1)
Operating profit	557.2	491.1	13.5	1,374.1
Share of results of associates	34.2	28.0	22.1	76.1
Profit before interest and taxation	591.4	519.1	13.9	1,450.2
Finance income	52.4	51.4	1.9	112.3
Finance costs	(177.8)	(167.7)	(6.0)	(342.7)
Revaluation of financial instruments	(28.0)	(23.1)	(21.2)	(58.0)
Profit before taxation	438.0	379.7	15.4	1,161.8
Taxation	(61.8)	(81.9)	24.5	(102.6)
Profit for the period	376.2	297.8	26.3	1,059.2

Attributable to:
Equity holders of the parent	340.8	261.1	30.5	971.5
Non-controlling interests	35.4	36.7	3.5	87.7
	376.2	297.8	26.3	1,059.2

Headline PBIT	696.8	591.3	17.8	1,648.1
Headline PBIT margin	11.5%	10.9%		14.3%
Headline PBT	571.4	475.0	20.3	1,417.7

Reported earnings per share[2]
Basic earnings per ordinary share	27.4¢	21.0¢	30.5	78.2¢
Diluted earnings per ordinary share	26.5¢	20.5¢	29.3	74.6¢

Headline earnings per share[2]
Basic earnings per ordinary share	33.1¢	26.8¢	23.5	82.2¢
Diluted earnings per ordinary share	31.7¢	25.9¢	22.4	78.4¢

Headline earnings per share (including exceptional tax credit)[2]
Basic earnings per ordinary share	33.1¢	26.8¢	23.5	92.1¢
Diluted earnings per ordinary share	31.7¢	25.9¢	22.4	87.5¢

1 The unaudited consolidated income statement above is presented in reportable Euros for information purposes only and has been prepared assuming the Euro is the reporting currency of the Group, whereby local currency results are translated into Euros at actual monthly average exchange rates in the periods presented. Among other currencies, this includes an average exchange rate of €1.2156 to the pound for the period ended 30 June 2012 (period ended 30 June 2011: €1.1525; year ended 31 December 2011: €1.1526).

2 The basis of the calculations of the Group’s earnings per share and headline earnings per share are set out in note 9 of Appendix 1.

Glossary and basis of preparation	41

Average net debt

Average net debt is calculated as the average daily net borrowings of the Group, derived from the Group’s automated banking system. Net debt at a period end is calculated as the sum of the net borrowings of the Group, derived from the cash ledgers and accounts in the balance sheet.

Billings and estimated net new billings

Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ media budgets, which may not necessarily result in actual billings of the same amount.

Constant currency

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2012 exchange rates to local currency reported results for the current and prior year. This gives a US dollar – denominated income statement and balance sheet which exclude any variances attributable to foreign exchange rate movements.

Free cash flow

Free cash flow is calculated as headline operating profit before non cash charges for share-based incentive plans, depreciation of property, plant and equipment and amortisation of other intangible assets, including dividends received from associates, interest received, investment income received, proceeds from the issue of shares, and proceeds from the disposal of property, plant and equipment, less corporation and overseas tax paid, interest and similar charges paid, dividends paid to non-controlling interests in subsidiary undertakings, purchases of property, plant and equipment and purchases of other intangible assets.

Gross margin/gross profit

The Group uses the terms gross margin and gross profit interchangeably. Headline gross margin margin is calculated as Headline PBIT (defined below) as a percentage of gross profit.

Headline earnings

Headline PBT less taxation (excluding exceptional release of prior year tax provisions and net deferred tax credit in relation to the amortisation of acquired intangible assets and other goodwill items) and non-controlling interests.

Headline operating profit/Headline PBIT

Profit before finance income/costs and revaluation of financial instruments, taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets and share of exceptional gains/losses of associates.

Headline PBT

Profit before taxation, investment gains/losses and write-downs, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, share of exceptional gains/losses of associates and gains/losses arising from the revaluation of financial instruments.

Operating margin

Headline operating profit as a percentage of revenue.

Pro forma (‘like-for-like’)

Pro forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions for the commensurate period in the prior year. The Group uses the terms ‘pro forma’ and ‘like-for-like’ interchangeably.